Item 77C: Submission of Matters to a Vote of Security Holders

Shareholder Meeting Results

On November 17, 2017, BSL held a special meeting of Shareholders to consider the proposal set forth below. The results of the proposal were as follows:

Proposal: To extend the term of BSL by two years by changing BSL's scheduled dissolution date from May 31, 2020 to May 31, 2022.

For                           10,136,522.900

Withheld                                 1,149,394.000